SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY

COMMISSION FILE NUMBER: 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: February 28, 2006		Title:	General Counsel

4Q06 EARNINGS REPORT

February 27, 2007
MAXCOM TELECOMUNICACIONES FOURTH QUARTER 2006 AND
FULL YEAR 2006 UNAUDITED RESULTS
•	4Q06 Revenues of Ps$477.3 million increased 49% from 4Q05 and 2% from 3Q06

•	Full year revenues grew 40% from 2005

•	Adjusted EBITDA[1] was Ps$132.4 million in the quarter, 41% above 4Q05 and 9% over 3Q06

•	Full year Adjusted EBITDA was Ps$455.8 million, 47% above 2005

•	EBITDA of Ps$129.2 million increased 37% from 4Q05 and 18% from 3Q06

•	Full year EBITDA of Ps$440.6 million increased 42% from 2005

•	Lines in service increased 31% from 4Q05 and 5% from 3Q06

•	Total customers (voice and data) grew 23% from 4Q05 and 4% from 3Q06
LINES:
The number of voice lines in service at the end of 4Q06 increased 31% to 269,590 lines, from 206,292 lines at the end of 4Q05, and 5% when compared to 256,328 lines in service at the end of 3Q06.
During 4Q06, 25,591 new voice lines were installed, 49% higher than 17,155 lines installed during 4Q05. When compared to 3Q06, the number of installations decreased 15% from 30,030 lines.
During the quarter, the monthly churn rate for voice lines was 1.7%, higher than the 1.4% monthly average churn experienced during 4Q05, and was also above 1.6% churn rate in 3Q06.
Data equivalent lines (at 64Kbps) increased 53% to 42,074 at the end of 4Q06 from 27,586 at the end of 4Q05, and 9% when compared to 38,640 equivalent lines at the end of 3Q06.
CUSTOMERS:
Total customers (voice and data) grew 23% to 192,716 at the end of 4Q06, from 157,120 at the end of 4Q05, and 4% when compared to 185,879 customers at the end of 3Q06.
REVENUES:
Revenues during 4Q06 increased 49% to Ps$477.2 million, from Ps$321.5 million reported in 4Q05. Voice revenues in the quarter increased 34% to Ps$346.7 million, from Ps$259.3 million during 4Q05, and were primarily driven by a 31% increase in voice lines and an increase in average revenues per line (ARPU), mainly as a result of higher public telephony services. Data revenues in 4Q06 were Ps$27.8 million, a 99% increase when compared to Ps$14.0 million in 4Q05. Wholesale revenues in 4Q06 were Ps$102.8 million, twice as much as Ps$48.1 million recorded in 4Q05.
4Q06 revenues represented a 2% increase from the Ps$466.2 million reported in 3Q06. Voice revenues in 4Q06 decreased 1% from Ps$351.5 million in 3Q06, while data revenues increased to Ps$27.8 million, and were 50% higher than those reported in 3Q06 at Ps$18.5 million. During 4Q06, revenues from Wholesale customers grew 7% to Ps$102.8 million from Ps$96.2 million in 3Q06.
On a full year basis, revenues increased 40% to Ps$1,678.6 million, from Ps$1,197.1 million in 2005. Voice revenues in 2006 increased 35% to Ps$1,302.9 million, from Ps$967.9 million in 2005, while data revenues increased 43% to Ps$76.5 million, from Ps$53.5 million in 2005. During 2006 revenues from Wholesale customers increased 70% to Ps$299.2 million, from Ps$175.8 million in 2005.

[1]	We define Adjusted EBITDA as net income (loss) excluding depreciation and amortization, total integral cost of financing, other (income) expenses, special items, tax and stock option plan expense. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges. Adjusted EBITDA is not a recognized financial measure under Mexican GAAP or U.S. GAAP and do not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activity as a measure of liquidity. We believe Adjusted EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of stock option plan expense, which is a non-cash compensation item. You should review EBITDA and Adjusted EBITDA, along with consolidated financial statements, when trying to understand our operating performance. However, companies define EBITDA and Adjusted EBITDA in different ways and caution must be used in comparing these measurements to other companies.

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4Q06 EARNINGS REPORT

February 27, 2007
COST OF NETWORK OPERATION:
Cost of Network Operation in 4Q06 was Ps$196.4 million, 84% above the cost of Ps$106.6 million in 4Q05. During the same period, outbound traffic decreased 17%, showing an increase on a cost per minute basis as a result of higher operating costs in our public phones and higher long distance termination charges, driven by volume, as well as calls to cellular phones. Local traffic represented 83% of total traffic in 4Q06, down from 90% in 4Q05. The Ps$89.8 million increase in the Cost of Network Operation was generated by: (i) Ps$83.7 million, or 105% increase in network operating services, as a result of Ps$29.6 million higher long distance interconnection fees, Ps$24.4 million higher cost of operation of public telephones, Ps$3.2 million higher calling party pays interconnection fees, Ps$15.9 million higher leases of circuits and ports, Ps$3.4 higher internet services cost and Ps$7.1 million increase in other services cost, such as CATV and Cellular operations; (ii) Ps$5.3 million, or 23% increase in technical expenses; (iii) Ps$0.6 million, or 15% increase in installation expenses and cost of disconnected lines; and, (iv) Ps$0.2 million increase in cost of sales of customer premises equipment (CPE).
Cost of Network Operation increased 2% quarter-over-quarter when compared to Ps$191.9 million in 3Q06. The Ps$4.5 million increase in Cost of Network Operation was generated by: (i) Ps$5.3 million, or 3% increase in Network operating services, as a result of Ps$5.0 million higher leases of circuits and ports, Ps$4.5 million higher cost of operation of public telephones, Ps$3.2 higher internet services cost, and Ps$3.2 million higher other services cost, such as CATV and Cellular operations; these increases were partially offset by Ps$6.8 million lower long distance interconnection fees and Ps$3.9 million lower calling party pays interconnection fees; (ii) Ps$1.3 million decrease in technical expenses, (iii) Ps$1.2 million increase in installation expenses and cost of disconnected lines; and, (iv) Ps$0.6 million decrease in cost of sales of CPE.
On a full year basis, the Cost of Network Operation increased Ps$253.1 million to Ps$ 652.4 million, from Ps$399.3 million in 2005. Cost of network operating services increased Ps$240.7 million, or 84%, driven by our larger scale of operations combined with a shift towards products that carry higher volumes but lower margins; installation expenses and cost of disconnected lines increased Ps$0.3 million, or 2%, and technical expenses grew by Ps$12.1 million, or 13%.
SG&A:
SG&A expenses were Ps$151.6 million in 4Q06, 26% above Ps$120.8 million in 4Q05. The Ps$30.8 million increase was mainly driven by: (i) higher salaries, wages and benefits of Ps$22.8 million as a result of larger headcount; (ii) Ps$3.1 million compensation charge related to stock options plans; (iii) Ps$2.8 million higher advertising and promotion expenses; (iv) Ps$1.6 million higher sales commissions; (v) higher bad debt reserve of Ps$1.2 million; (vi) higher external advisors of Ps$0.5 million, and (vii) higher maintenance expenses of Ps$0.4 million. These increases were partially offset by: (i) Ps$1.2 million lower general and corporate expenses; and, (ii) Ps$0.4 million lower insurance expenses.
SG&A expenses in 4Q06 decreased 8% from Ps$164.7 million in 3Q06. The Ps$13.1 million decrease was generated by: (i) lower compensation charge related to stock options plan of Ps$8.9 million; (ii) lower general and corporate expenses of Ps$2.5 million; (iii) Ps$1.5 million lower external advisors; (iv) lower salaries, wages and benefits of Ps$0.9 million; (v) lower bad debt reserve of Ps$0.6 million; and, (vi) lower lease expenses of Ps$0.2 million. These decreases were partially offset by: (i) Ps$1.3 million higher sales commissions; and, (ii) Ps$0.3 million higher advertising and promotion expenses.
On a full year basis, SG&A expenses increased 20% to Ps$585.5 million from Ps$487.3 million in 2005.
SG&A expenses in 4Q06, before the effect of the non-cash stock option compensation charge were Ps$148.5 million, a 23% increase from Ps$120.8 million in 4Q05 and a 3% decrease from Ps$152.7 in 3Q06.
On a full year basis, SG&A expenses, before the effect of the non-cash stock option compensation charge, increased 17% to Ps$570.3 million in 2006, from Ps$487.3 million in 2005.
Adjusted EBITDA:
Adjusted EBITDA for 4Q06 was Ps$132.4 million, 41% higher from Ps$94.1 million in 4Q05, and 9% higher from Ps$121.6 million in 3Q06.
On a full year basis, adjusted EBITDA grew 47% to Ps$455.8 million from Ps$310.5 million in 2005.

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4Q06 EARNINGS REPORT

February 27, 2007
EBITDA:
EBITDA for 4Q06 was Ps$129.2 million, 37% higher from Ps$94.1 million in 4Q05, and 18% higher from Ps$109.6 million in 3Q06.
On a full year basis, EBITDA grew 42% to Ps$440.6 million from Ps$310.5 million in 2005.
OPERATING INCOME:
For the second consecutive year, Maxcom achieved operating income, which amounted Ps$127.2 million in 2006. This result represents more than six-times increase from Ps$17.5 million in 2005.
CAPITAL EXPENDITURES:
Capital expenditures in 4Q06 totaled Ps$268.7 million, 42% above Ps$189.7 million recorded in 4Q05, and 66% below Ps$161.6 million spent in 3Q06.
Capital expenditures for 2006 were Ps$852.5 million, which compares to Ps$465.2 million invested in 2005.
CASH POSITION:
Maxcom’s cash position at the end of 4Q06 was Ps$735.1 million in cash and temporary investments, including Ps$22.6 million in restricted cash, as most of the funds from the financing described below were available, compared to Ps$240.5 million at the end of 4Q05, which included Ps$7.9 million in restricted cash. Cash and temporary investments at the end of 3Q06 were Ps$179.1 million, including Ps$10.7 million in restricted cash.
NEW FINANCING:
On December 13, 2006, Maxcom completed a private placement of debt instruments denominated “Senior Notes” in the United States of America and some European, Latin American and Asian countries amounting to US$150,000,000.00 (one hundred fifty million dollars 00/100 U.S. currency), in accordance with Rule 144A and Regulation S of the Securities Act of 1933. In addition, on January 5, 2007, Maxcom executed a supplemental offering of the transaction in the amount of USD$25,000,000.00 (twenty five million dollars 00/100 U.S. currency). The use of proceeds went to refinance debt and capital expenditures.
# # #
Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services, on a full basis in greater metropolitan Mexico City, Puebla, Queretaro and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A. de C.V. and has not been reviewed by the National Banking and Securities Commission of Mexico (CNBV). The registration of the securities described in this press release before the Special Section of the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The securities described in this press release have not been registered before the Securities Section of the National Registry of Securities held by the CNBV and therefore can not be publicly offered or traded in Mexico. The trading of these securities by a Mexican investor will be made under such investor’s own responsibility.
For more information contact:

Jose-Antonio Solbes	Lucia Domville
Mexico City, Mexico	New York City, NY
(52 55) 1163 1005	(646) 284-9416
investor.relations@maxcom.com	ldomville@hfgcg.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.
(Financial Statements to follow)

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4Q06 EARNINGS REPORT

February 27, 2007
MAXCOM TELECOMMUNICACIONES, S.A. DE C.V.
CONSOLIDATED BALANCE SHEET
In thousands of Mexican pesos (“Ps”) in purchasing power as of December 31, 2006 and thousands of U.S. dollars (“$”)

	December 31, 2005			September 30, 2006			December 31, 2006
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	232,479	$21,376	Ps	168,400	$15,484	Ps	712,508	$65,515
Restricted Cash		—	—		—	—		—	—

		232,479	21,376		168,400	15,484		712,508	65,515
Accounts receivable:
Customers, net of allowance		179,116	16,470		302,433	27,809		321,850	29,594
Value added tax refundable		23,676	2,177		89,955	8,271		107,000	9,839
Other sundry debtors		22,388	2,059		32,362	2,976		38,340	3,524

		225,180	20,706		424,750	39,056		467,190	42,957

Inventory		16,027	1,474		37,101	3,411		34,493	3,172
Prepaid expenses		79,898	7,347		79,490	7,309		63,358	5,825

Total current assets		553,584	50,903		709,741	65,260		1,277,549	117,469

Restricted Cash Long Term		7,983	734		10,793	992		22,612	2,079

Frequency rights, Net		89,592	8,238		85,344	7,848		83,271	7,657
Telephone network systems & Equipment, Net		2,167,218	199,275		2,763,224	254,078		2,609,229	239,918
Pre-operating expenses, Net		127,262	11,702		98,935	9,097		115,174	10,590
Intangible Assets, Net		315,829	29,040		310,034	28,508		649,234	59,697
Retirement obligations		15,398	1,416		15,057	1,384		14,522	1,335
Deposits		4,783	440		5,146	473		5,042	464
Other assets		6,141	563		28,467	2,616		56,111	5,162

Total assets	Ps	3,287,790	$302,311	Ps	4,026,741	$370,256	Ps	4,832,744	$444,371

LIABILITIES
CURRENT LIABILITIES:
Interest Payable
Accrued expenses and other accounts payable		142,627	13,115		426,898	39,252		495,983	45,606
Bank Financing		69,349	6,377		94,298	8,671		—	—
Senior notes, net		—	—		187,505	17,241		126,047	11,590
Notes payables		119,029	10,945		120,148	11,048		40,335	3,709
Commercial paper		157,641	14,495		152,625	14,034		150,000	13,792
Customers deposits		4,161	383		1,732	159		1,920	177
Payroll and other taxes payable		19,465	1,790		19,192	1,765		26,377	2,425

Total current liabilities		512,272	47,105		1,002,398	92,170		840,662	77,299

LONG-TERM LIABILITIES:
Senior notes, net		600,292	55,197		433,153	39,828		1,639,716	150,772
Bank Financing		82,277	7,565		40,436	3,718		—	—
Notes payable		146,147	13,438		273,120	25,113		37,521	3,450
Other accounts payable		26,658	2,451		24,024	2,209		26,251	2,414
Deferred taxes		27,024	2,485		1,350	124		29,367	2,700
Pensions and Postretirement Obligations		17,370	1,597		20,328	1,869		30,524	2,807
Hedging Valuation		19,601	1,802		11,941	1,098		14,573	1,340

Total liabilities	Ps	1,431,641	$131,640	Ps	1,806,750	$166,129	Ps	2,618,614	$240,782

SHAREHOLDERS’ EQUITY
Capital stock		2,855,853	262,595		3,205,472	294,742		3,206,932	294,877
Premium on capital stock		228,524	21,013		240,757	22,138		243,927	22,429
Accumulated deficit		(1,154,102)	(106,119)		(1,228,227)	(112,935)		(1,228,227)	(112,935)
Net loss for the period		(74,126)	(6,818)		1,989	182		(8,502)	(782)

Total shareholders’ equity (deficit)	Ps	1,856,149	$170,671	Ps	2,219,991	$204,127	Ps	2,214,130	$203,589

Total liabilities and equity	Ps	3,287,790	$302,311	Ps	4,026,741	$370,256	Ps	4,832,744	$444,371

NOTES TO FINANCIAL STATEMENTS:
Financial statements are reported in period-end pesos as of December 31, 2006 to adjust for the inter-period effect of inflation. For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.8755 per US$1.00.

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4Q06 EARNINGS REPORT

February 27, 2007
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED STATEMENT OF OPERATIONS
2005 AND 2006 QUARTERLY PERIODS
In thousands of Mexican pesos (“Ps”) in purchasing power as of December 31, 2006 and thousands of U.S. dollars (“$”)

	October 1 to				July 1 to				October 1 to
	December 31, 2005				September 30, 2006				December 31, 2006
	Pesos		US Dollars	%	Pesos		US Dollars	%	Pesos		US Dollars	%

Voice		259,328	23,845	81%		351,505	32,321	75%		346,695	31,878	73%
Data		13,994	1,286	4%		18,542	1,705	4%		27,802	2,556	6%
Wholesale		48,156	4,428	15%		96,160	8,842	21%		102,758	9,449	22%

TOTAL REVENUES	Ps	321,478	$29,559	100%	Ps	466,207	$42,868	100%	Ps	477,255	$43,883	100%

Network operating services		79,431	7,304	25%		157,878	14,516	34%		163,165	15,003	34%
Technical expenses		23,357	2,147	7%		29,978	2,757	6%		28,663	2,635	6%
Installation expenses		3,788	348	1%		4,027	370	1%		4,601	423	1%

Cost of Network Operation		106,576	9,799	33%		191,883	17,643	41%		196,429	18,061	41%

GROSS PROFIT		214,902	19,760	67%		274,324	25,225	59%		280,826	25,822	59%

SG&A		120,800	11,108	38%		164,710	15,145	35%		151,619	13,941	32%

EBITDA		94,102	8,652	29%		109,614	10,080	24%		129,207	11,881	27%

Depreciation and amortization		8,092	744			83,612	7,689			109,148	10,036

Operating Income (Loss)		86,010	7,908			26,002	2,391			20,059	1,845

Comprehensive (Income) Cost of Financing:

*Interest expense		49,786	4,578			34,157	3,140			58,366	5,367
**Interest (income) loss, net		(15,184)	(1,396)			(2,099)	(193)			(2,537)	(233)
Special item		15,988	1,470			—	—			—	—
Exchange (income) loss, net		(2,067)	(190)			(8,442)	(776)			(20,794)	(1,912)
Gain on net monetary position		(10,389)	(955)			(10,396)	(955)			(6,409)	(590)

		38,134	3,507			13,220	1,216			28,626	2,632

Other (income) expense		(7,763)	(714)			(32)	(3)			1,759	162

INCOME (LOSS) BEFORE TAXES		55,639	5,115			12,814	1,178			(10,326)	(949)

Provisions for:
Asset Tax		—	—			—	—			—	—
Income Tax & Profit Sharing		6,892	634			1,757	162			165	15

Total Provisions		6,892	634			1,757	162			165	15

NET INCOME (LOSS)	Ps	48,747	$4,481		Ps	11,057	$1,016		Ps	(10,491)	$(964)

Adjusted EBITDA		94,102	8,652	29%		121,637	11,184	26%		132,363	12,171	28%

NOTES TO FINANCIAL STATEMENTS:
* Interest related to Senior Notes, Banks and Vendor Financing
** Interest Income net
Financial statements are reported in period-end pesos as of December 31, 2006 to adjust for the inter-period effect of inflation.
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.8755 per US$1.00.

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4Q06 EARNINGS REPORT

February 27, 2007
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED STATEMENT OF OPERATIONS
2005 AND 2006
In thousands of Mexican pesos (“Ps”) in purchasing power as of December 31, 2006 and thousands of U.S. dollars (“$”)

	January 1 to				January 1 to
	December 31, 2005				December 31, 2006
	Pesos		US Dollars	%	Pesos		US Dollars	%

Voice		967,852	88,994	81%		1,302,910	119,802	78%
Data		53,478	4,917	4%		76,467	7,031	5%
Wholesale		175,774	16,162	15%		299,216	27,513	18%

TOTAL REVENUES	Ps	1,197,104	$110,073	100%	Ps	1,678,593	$154,346	100%

Network operating services		285,547	26,256	24%		526,249	48,388	31%
Technical expenses		97,154	8,933	8%		109,290	10,049	7%
Installation expenses		16,619	1,528	1%		16,913	1,555	1%

Cost of Network Operation		399,320	36,717	33%		652,452	59,992	39%

GROSS PROFIT		797,784	73,356	67%		1,026,141	94,354	61%

SG&A		487,250	44,803	41%		585,496	53,836	35%

EBITDA		310,534	28,553	26%		440,645	40,518	26%

Depreciation and amortization		293,051	26,946			313,385	28,816

Operating Income (Loss)		17,483	1,607			127,260	11,702

Comprehensive (Income) Cost of Financing:

*Interest expense		105,389	9,690			159,660	14,681
**Interest (income) loss, net		(4,331)	(398)			(8,279)	(761)
Special item		15,988	1,470			—	—
Exchange (income) loss, net		(20,783)	(1,911)			1,368	126
Gain on net monetary position		(22,985)	(2,113)			(20,748)	(1,908)

		73,278	6,738			132,001	12,138

Other (income) expense		(9,354)	(860)			1,065	98

INCOME (LOSS) BEFORE TAXES		(46,441)	(4,271)			(5,806)	(534)

Provisions for:
Asset Tax		—	—			—	—
Income Tax & Profit Sharing		27,685	2,546			2,696	248

Total Provisions		27,685	2,546			2,696	248

NET INCOME (LOSS)	Ps	(74,126)	$(6,817)		Ps	(8,502)	$(782)

Adjusted EBITDA		310,534	28,554	26%		455,824	41,913	27%

NOTES TO FINANCIAL STATEMENTS:
* Interest related to Senior Notes, Banks and Vendor Financing
** Interest Income net
Financial statements are reported in period-end pesos as of December 31, 2006 to adjust for the inter-period effect of inflation.
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.8755 per US$1.00.

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